EXHIBIT 8.1

List of Subsidiaries of Yanzhou Coal Mining Company Limited

The following table sets out selected details of our subsidiaries as at December 31, 2004:

Name of Subsidiary	Principal Activities	Percentage of Registered Capital held by the Company	Registered Capital (‘000)	Actual Capital Contribution made by the Company (‘000)	Net Profit (‘000)
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	Trading and processing mining machinery	52.38%	RMB2,100	RMB271	RMB620
Shandong Yanmei Shipping Co., Ltd.	Transportation of coal and construction materials via rivers and lakes; sales of coal and construction materials	92%	RMB5,500	RMB1,169	RMB540
Yanzhou Coal Yulin Power Chemical Co., Ltd.	Production of methanol and acetic acid (currently under construction)	97%	RMB80,000	RMB77,600	—
Yancoal Australia Pty Limited	Investment holding	100%	AUD30,000	RMB218,290	—
Austar Coal Mine Pty Limited	Coal mining business	100%	AUD30,000	AUD30,000	—